

December 2, 2014

<u>Via Facsimile</u>
Mr. Jeffrey S. Cosman
Chief Executive Officer and Director
Brooklyn Cheesecake & Desserts Company, Inc.
12540 Broadwell Road, Suite 1203
Milton, GA 30004

>   **Re: Brooklyn Cheesecake & Desserts Company, Inc.**
>   **Current Report on Form 8-K**
>   **Filed November 5, 2014**
>   **File No. 1-13984**

Dear Mr. Cosman:

    We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

    Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you acquired Meridian Waste Services, LLC or MWS on May 16, 2014, and that you have presented audited financial statements of MWS as of and for the two years ended December 31, 2013 and 2012. It appears that prior to the acquisition, Here to Serve Holding Corp. or HTSHC had nominal operations, and the MWS financial statements represent its predecessor as defined by Rule 405 in Regulation C. If our understanding is correct, please revise to present the historical financial statements of HTSHC on a predecessor/successor basis with MWS as the predecessor. In this case, you should present audited annual financial statements and interim financial statements of your predecessor, separated by a heavy line of demarcation indicating the change in basis due to the

acquisition. Presentation of financial data, pro forma financial information, and discussion of operating results throughout your filing should be similarly revised, as appropriate. Refer to the guidance in Article 8-02 and 8-04 of Regulation S-X. We may have additional comments upon review of your revised presentation. Alternatively, provide us a detailed response explaining why you do not consider the acquired entity to constitute your predecessor.

2. We note that Brooklyn Cheesecake & Desserts Company, Inc. had a December 31 year end and that HTSHC has a September 30 year. Please tell us if you are adopting a September 30 year end going forward. If so, please provide the disclosures required by Item 5.03 of Form 8-K.

Cover Page

3. Please revise to include the current address and telephone number of your principal executive offices. Additionally, update your company profile on the EDGAR system to include the current address and telephone number of your principal executive offices. We note the disclosure on pages 10 and 25 that your principal office is located at 12540 Broadwell Road, Suite 1203, Milton, Georgia.

Entry Into A Material Definitive Agreement, page 1

4. Please disclose the dollar value of the 9,054,134 shares of common stock, the 51 shares of your to be designated class A preferred stock, and the 71,120 shares of your to be designated class B preferred stock issued by you as consideration for the membership interests under the purchase agreement. See Item 2.01(d) of Form 8-K.

5. Please disclose the dollar value of the liabilities assumed by you as consideration for the membership interests under the purchase agreement. See Item 2.01(d) of Form 8-K.

6. Please disclose the dollar value of the shares of common stock of Here to Serve held by the individuals listed on Schedule 2.2 of the purchase agreement, the 1,000,000 shares of Here to Serve's Class A preferred stock, and the 71,120 shares of Here to Serve's Class B preferred stock that will be cancelled by you as further consideration under the purchase agreement. See Item 2.01(d) of Form 8-K.

7. We note that you have incorporated by reference the purchase agreement filed as exhibit 10.1 to the Form 8-K filed October 22, 2014. That exhibit does not contain a list identifying briefly the contents of all omitted schedules as required by Item 601(b) 2) of Regulation S-K. Please refile by amendment to the Form 8-K filed October 22, 2014 that exhibit with a list

identifying briefly the contents of all omitted schedules. Additionally, please provide us a copy of all omitted schedules.

Vertical Integration and Internalization, page 4

8. Disclosure indicates that you do not currently own any landfills as part of your operations. Please elaborate on your access to disposal facilities owned or operated by third parties. Additionally, please advise what consideration you have given to filing any agreements for your access to disposal facilities owned or operated by third parties as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. We note the disclosure on page 12 that you dispose of 100% of the waste that you collect in landfills operated by others.

Customers, page 4

9. Disclosure indicates that you have two municipal contracts that accounted for 32% and 21% of your long term contracted revenues for the fiscal year ended December 31, 2013. Please advise what consideration you have given to filing the two municipal contracts as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. Additionally, advise what consideration you have given to risk factor disclosure of your dependence on one or a few customers. See Item 503(c) of Regulation S-K.

Here to Serve – Georgia Waste Division, LLC, page 9

10. Disclosure indicates that you are developing Here to Serve – Georgia Waste Division, LLC to operate as your waste facility. Please disclose the known or estimated schedule and the known or estimated amount of capital required for developing Here to Serve – Georgia Waste Division, LLC to operate as your waste facility.

Our Business Is Capital Intensive…, page 11; We Need Additional Capital…, page 15

11. The reference to a credit facility on page 11 appears inconsistent with disclosure on page 15 that you have no established bank financing arrangements. Please reconcile the disclosures. Additionally, if you do have a credit facility, summarize the principal provisions of the credit facility in the management's discussion and analysis of financial condition and plan of operations section, and file the credit facility as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

<u>Changes In Interest Rates May Affect Our Profitability, page 12</u>

12. Disclosure indicates that $6 million was subject to the effect of the swap agreement as of July
    14, 2014. Please update the disclosure to the most recent date practicable.

<u>We Are Dependent On Our Management Team…, page 15</u>

13. Please identify your chief executive officer. Additionally, explain the relationship of Legacy
    Waste Solutions, LLC to you. We note the disclosure on page 28 that your chief executive
    officer founded Legacy Waste Solutions, LLC in 2010.

<u>The Concentration Of Our Capital Stock Ownership With Insiders…, page 16</u>

14. Based on disclosure under "Post-Closing Principal Stockholders" on page 25, it appears that
    your chief executive officer is the beneficial owner of 62.9% of your outstanding shares of
    common stock. Please revise the disclosure here to reflect that fact. We note the reference to
    your chief executive officer as your majority shareholder on page 1.

<u>We May Be Subject to Penny Stock Rules…page 17</u>

15. We note the "may be subject now" language in the first sentence. Since it appears that you
    are subject now to the penny stock rules, please revise the disclosure to reflect that fact.

<u>Liquidity and Capital Resources, page 19</u>

16. Please expand your disclosure to discuss your estimated cash requirements over the next 12
    months and your proposed sources of funds to meet those requirements.

17. Please expand your disclosure to comply with Item 303(a)(2) as applicable.

18. Please expand your disclosure to discuss your long term liquidity needs, payments due on
    long term obligations, and any other demands or commitments to be incurred beyond the
    next 12 months as well as proposed sources of funding required to satisfy such obligations.

<u>Inflation and Seasonality, page 19</u>

19. Disclosure that revenues from solid waste collections are relatively consistent with little
    variations caused by different seasons appears inconsistent with disclosure under
    "Seasonality" on page 9 that revenue will be highest in the second and third calendar quarters
    and lowest in the first and fourth calendar quarters. Please reconcile the disclosures.

Critical Accounting Policies, page 19

20. Please expand your discussion of revenue recognition to address specifically your business and the sources of revenue, including the typical terms and conditions of your sales arrangements, how they are treated for revenue recognition purposes, and the treatment of any specific contract terms or circumstances that had or may have a material impact on your reported results.

Certain Relationships and Related Transactions, and Director Independence, page 23

21. To the extent that Mr. Jeffrey S. Cosman may be considered a control person or a promoter of the company, please expand the disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Common Stock, page 25

22. Please disclose whether holders of your common stock are entitled to cumulative voting rights.

Equity Compensation Plan Information, page 27

23. Please file the 2004 stock incentive plan as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Unregistered Sales of Equity Securities, page 27

24. Please disclose the dollar value of the 9,054,134 shares of common stock that you issued to Here to Serve under the purchase agreement. See Item 3.02(a) of Form 8-K and Item 701(c) of Regulation S-K.

Jeffrey S. Cosman, 43, Chief Executive Officer, Director, page 28

25. Please disclose whether Mr. Jeffrey S. Cosman is currently associated with Legacy Waste Solutions, LLC and Rosewood Communication Supply, and, if so, indicate in what capacity he is currently associated with them. Additionally, if Mr. Cosman is currently associated with Legacy Waste Solutions, LLC and Rosewood Communication Supply, please disclose the amount of time that Mr. Cosman dedicates to Brooklyn Cheesecake & Desserts Company, Inc. and its business.

<u>Here to Serve Employment Agreements, page 29</u>

26. Please summarize the principal provisions of your employment agreement with Mr. Jeffrey
     S. Cosman.

<u>Exhibits</u>

27. Please file your bylaws as an exhibit to the Form 8-K. <u>See</u> Item 601(b)(3)(ii) of Regulation
     S-K.

<u>Exhibits 3.1, 3.2, and 3.21</u>

28. We are unable to locate exhibits 3.1, 3.2, and 3.21 on the EDGAR system. Please file the
     exhibits by amendment to the Form 8-K.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures that they have made.

     In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

     You may contact Tracie J. Towner, Staff Accountant, at (202) 551-3744 or Terence S.
O'Brien, Accounting Branch, at (202) 551-3355 if you have questions about comments on the

financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief